Resin Systems Announces Appointments to the Executive Team

Calgary, Alberta, May 13, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite material products for infrastructure markets, is pleased to announce the appointments of Mr. Richard Holloway and Mr. Howard Elliott to the RS executive team as chief technology officer (“CTO”) and chief operations officer (“COO”), respectively.

“Richard and Howard are proven experts in their respective fields. The addition of their technical expertise, global experience and proven leadership will have an instant positive impact on the operational and financial performance of RS,” said Paul Giannelia president and chief executive officer of RS. “Their addition will also allow us to increase our rate of growth in both of our initial two flagship product lines as well as the development of future new products.”

Mr. Holloway has over fifteen years of professional experience, primarily in the development and commercialization of composite materials and composite material products. He is a technical expert in micromechanics, computational mechanics and composite material rheology. Mr. Holloway’s inventions include a patented composite materials technology and he also worked as a senior materials scientist and business development manager at 3M, a diversified technology company globally serving customers and communities with innovative products and services. While at 3M, he received the 3M Circle of Technical Excellence award for scientific research and commercialization efforts in composite materials. Mr. Holloway has experience in both technical and business management roles, including the key leadership position in the start-up of a North American subsidiary of a European auto industry company. He also has gained extensive international experience while working in Latin America, Asia Pacific, the European Union and the Middle East. Mr. Holloway received a Bachelor of Science degree in mechanical engineering from the University of Texas at Austin (1993) and a Masters of Materials Science from the University of Cincinnati (1997). Recognitions include the Dean’s Research Fellow at the University of Cincinnati (1994-1996) and he was a member of the Tau Beta Pi Engineering Honour Society. Mr. Holloway has been with RS since August 2007 and prior to this promotion was RS’s technical director.

“Richard’s depth of technical expertise and proven leadership will allow us to maintain our leading edge in technology development in the advanced composite material arena” said Mr. Giannelia.

Mr. Elliott brings over twenty years of experience to RS in the development and production of advanced composite material products. His extensive experience in process development and optimization of complex manufacturing operations was acquired with industry leading global corporations headquartered in the U.S.A., Japan and the European Union. Prior to joining RS, Mr. Elliott was the president of Asia Pacific Business for Park Electrochemical Corporation (NYSE:PKE). This business unit manufactured advanced composite material products for electronic and aerospace applications. Most recently, he concurrently held the position of vice president of Asian business development for Park Electrochemical Corporation. Mr. Elliott received a Bachelor of Science degree in chemical engineering from the University of Arizona in 1984.

“Howard’s extensive experience with multi-location, global-based manufacturing of technically demanding and exacting products will allow RS to grow its production capacities both technically and geographically” said Mr. Giannelia.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two flagship products, and continues to identify a growing list of additional innovative products.

RS designs, engineers and develops its products in-house, while outsourcing its manufacturing and distribution.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000

Fax: (403) 219-8001

Email:  info@grouprsi.com